

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2012

Via E-mail
John N. Hatsopoulos
Chief Executive Officer
Tecogen Inc.
45 First Avenue
Waltham, MA 02451

> **Re: Tecogen Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 2, 2012**
> **File No. 333-178697**

Dear Mr. Hatsopoulos:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Amendment No. 3 to Registration Statement on Form S-1

Business, page 26

Tecogen's Strategy for Growth, page 29

1. We note your response to comment six of our letter dated August 2, 2012. It appears that your estimate of the total growth of new CHP in the U.S., assumes that the projected penetration of new CHP in the U.S. will be the same as the projected penetration of new CHP in California. Please advise us why you believe that the growth rates will be similar and revise your disclosure accordingly.

2. We note your response to comment nine of our letter dated August 2, 2012. Based on our review of the materials you provided to us supplementally, it appears that the title of the third column in Table 1 on page 30 should be "1-4.9" and not "1-14.9." Please revise accordingly.

Contribution to Revenue, page 37

3. We note your revisions in response to comment 11 of our letter dated August 2, 2012. Please also disclose that you have sold only one Ilios water heater and have five in production in your Prospectus Summary and Business section where you discuss your products and elsewhere in your prospectus as appropriate

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mindy Hooker, Staff Accountant, at 202-551-3732, or Jeanne Baker, Staff Accountant, at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Kristen A. Young, Esq. (*via E-mail*)
        Sullivan & Worcester LLP